ARS

2002 SUMMARY REPORT TO STOCKHOLDERS


[u n i q u e]

P.E.
12-31-02

HAWAIIAN ELECTRIC INDUSTRIES, INC.

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31	2002	2001	2000
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)			
Operating income	**$ 266**	$ 256	$ 258
Income from continuing operations by segment			
Electric utility	**90**	88	87
Bank	**56**	49	41
Other	**(28)**	(29)	(19)
Income from continuing operations	**118**	108	109
Net income	**118**	84	46
Basic earnings per common share — continuing operations	**3.26**	3.19	3.36
Basic earnings per common share	**3.26**	2.48	1.41
Dividends per common share	**2.48**	2.48	2.48
Book value per common share*	**28.43**	26.11	25.43
Market price per common share			
High	**49.00**	41.25	37.94
Low	**34.55**	33.56	27.69
December 31	**43.98**	40.28	37.19
Return on average common equity — continuing operations	**12.0%**	12.2%	13.0%
Return on average common equity — net income	**12.0%**	9.5%	5.4%
Indicated annual yield*	**5.6%**	6.2%	6.7%
Price earnings ratio**	**13.5x**	12.6x	11.1x
Common shares outstanding (thousands)			
December 31	**36,809**	35,600	32,991
Weighted-average	**36,278**	33,754	32,545

* AT DECEMBER 31
**CALCULATED USING THE DECEMBER 31 MARKET PRICE PER COMMON SHARE DIVIDED BY BASIC EARNINGS PER COMMON SHARE — CONTINUING OPERATIONS

INCOME FROM CONTINUING OPERATIONS* ($MIL)



125
118
100
75
50
25
0
93
96
99
02

BASIC EARNINGS PER SHARE — CONTINUING OPERATIONS* ($)



4.00
3.26
3.00
2.00
1.00
0
93
96
99
02

RETURN ON AVERAGE COMMON EQUITY — CONTINUING OPERATIONS* (%)



15
12.0
10
5
0
93
96
99
02

* EXCLUDING AN FDIC ASSESSMENT OF $8.3 MILLION IN 1996 AND ACQUISITION COSTS RELATED TO THE BANK OF AMERICA – HAWAII OPERATIONS OF $2.4 MILLION IN 1997

[value]

Hawaiian Electric Industries, Inc. (HEI) strives to provide value to its shareholders, its customers, and its community through a unique combination of dynamic operating companies. Hawaiian Electric Company, Inc. (HECO) delivers reliable electric services to 95% of Hawaii's residents and is examining technologies that hold promise for increasing the range of affordable, reliable and sustainable energy choices for the state. American Savings Bank, F.S.B. (American) is committed to providing a wide array of high-quality financial services to both retail and business customers through 71 branches and over 160 ATMs statewide. Management is dedicated to the responsible operation of your Company. Integrity permeates HEI's corporate culture and employee actions are governed by a corporate code of conduct that meets the requirements of the Sarbanes-Oxley Act, the new Securities and Exchange Commission rules and the proposed new rules for New York Stock Exchange listed companies. And last, but not least, HEI has a long history of helping the Hawaii community thrive through active employee volunteerism and donations and pledges to not-for-profit organizations, which totaled over $2 million in 2002.

For the third year in a row, investors in U.S. equities have largely experienced negative returns. HEI's stock has performed well during this period as seen in the following table:

TOTAL RETURN			
	HEI	S&P ELECTRIC UTILITY INDEX	S&P 500 INDEX
2002	15%	(15)%	(22)%
3-year	86%	9%	(38)%

SOURCE: BLOOMBERG

Investors were attracted to HEI because of the Company's stable dividend, healthy utility operations and growing bank.

Net income from continuing operations in 2002 was $118 million, up $10 million or 10% from 2001. Basic earnings per share from continuing operations were up 2% at $3.26 per share in 2002 compared with $3.19 per share in 2001. Basic earnings per share from continuing operations were up less than net income from continuing operations due largely to the effects of dilution from a common stock offering in the fall of 2001. No further common stock offerings are currently planned with the exception of the Company's ongoing dividend reinvestment and stock purchase program.

Given the weakness in the stock markets generally, many companies have experienced a significant decline in the value of their pension and other retirement plan assets, which has negatively impacted their earnings. Our Company is no exception. In 2001, our retirement benefit plans added $9 million to net income. In 2002, net retirement benefits income declined to $4 million and, in 2003, we expect a net retirement benefits expense of $12 million.




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While we will attempt to mitigate a portion of this swing of $16 million through cost controls and productivity improvements, we will not do so at the expense of reliability and customer service or to the detriment of critical ongoing programs such as our investments in renewable energy and in the transformation of our bank to a full-service community bank.

ELECTRIC UTILITY OPERATIONS

Net income from our utilities was $90 million in 2002 compared to $88 million in 2001. Kilowatthour sales were up 2%, about in line with the growth in Hawaii's economy. About 65% of the sales increase was due to more customers; the remainder was caused primarily by more consumption per customer. Residential sales were particularly strong, up 4%.

A continuing challenge has been completing the construction of a new power plant at our Keahole facility on the Big Island of Hawaii. Construction was resumed in April 2002 after a court lifted its stay of construction following the action of the State Board of Land and Natural Resources granting an extension of the construction period under the land use permit for the project. In September 2002, the same court reversed itself, declared the Board's action granting the extension to be illegal and effectively halted construction. We have appealed the court's order to the Hawaii Supreme Court and we await its decision. In the meantime, the shortage of generating capacity on the Island of Hawaii continues to be a concern. On several occasions last fall, customers on that island experienced rolling blackouts due to a shortfall in generation. We are doing everything we can to keep the lights on for the Big Island.

In May, Dr. Karl E. Stahlkopf, formerly vice president of power delivery with the Electric Power Research Institute, joined HECO as senior vice president–energy solutions and chief technology officer. Karl is working on a roadmap of our energy options for the future, including investments in renewable energy technologies. HECO already has one of the most extensive solar water heating programs in the nation with over 19,000 customers who have received $18 million in

> Over the last three years HEI returned 86% to investors — a great return considering the S&P 500 Index was down 38% over the same period.
>
> — *Robert F. Clarke, Chairman, President and Chief Executive Officer, HEI*

VALUE OF $1,000 INVESTED IN HEI STOCK AT 12/31* ($THOU)


2.5
2.0
1.5
1.0
.5
2.3
93
96
99
02

10-YEAR AVERAGE ANNUAL TOTAL RETURN: 8.7%

* INCLUDING REINVESTED DIVIDENDS

demand-side management rebates since 1996. We welcome Karl to HECO and look forward to his contributions.

In contrast to many electric utilities on the U.S. mainland, which have experienced the effects of deregulation and disaggregation, our utility companies remain vertically integrated and subject to traditional regulation. In addition, over the next five years we expect our utilities to be cash flow positive, to decrease their level of debt and to provide cash to the holding company while maintaining strong capital ratios. This bodes well for our utilities' credit ratings.

AMERICAN SAVINGS BANK

American Savings Bank had another very good year in 2002 with earnings of $56 million, up 16% from 2001. And 2001 was up 19% from 2000. Market conditions were very favorable for most of 2002 with very low interest rates and a steep yield curve. Additionally, the bank's net income benefited from its focus on improving the quality and consistency of earnings growth. This focus is part of the bank's overall strategy to transform itself from a traditional thrift to a full-service community bank. Income also benefited from the change in accounting for goodwill, lower delinquencies and lower loan loss provisions due to the strong real estate market and supportive economy in Hawaii.

During 2003, we expect the bank to continue its aggressive program to transform itself to a community bank seeking diversification into higher yield, shorter duration, commercial real estate, business and consumer loans. This transformation is requiring investments in people, technology and infrastructure, and represents an investment in the long-term ability of the bank to compete in its markets.

The bank is presently managing its asset and liability durations in anticipation of higher interest rates in the latter part of 2003. In the near-term, the bank is experiencing some compression in its interest rate spread as the very low short-term interest rates are spurring prepayments and reducing its yield on assets while the cost of funds has essentially reached a floor and cannot be reduced much further. The bank

DIVIDENDS PER COMMON SHARE ($)


3.00
2.00
1.00
0
2.48
93
96
99
02

REAL ECONOMIC GROWTH TRENDS: HAWAII GSP VS. U.S. GDP (%)


6
4
2
0
-2
2.8
2.1
93
96
99
02e03*
U.S.
HAWAII

e ESTIMATE
* FORECAST

SOURCES: STATE OF HAWAII, DEPT. OF BUSINESS, ECONOMIC DEVELOPMENT AND TOURISM (DBEDT); U.S. DEPT. OF COMMERCE, BUREAU OF ECONOMIC ANALYSIS

is in the unusual position where a moderate increase in interest rates would likely be beneficial to the bank's earnings.

HAWAII ECONOMY

With HEI's operations solely in Hawaii, the Company's success is clearly impacted by the strength of the Hawaii economy. Hawaii's largest industry, tourism, continues to be challenged in the aftermath of September 11, particularly on Oahu where a disproportionate number of Japanese visitors typically visit. The Japanese visitor market was soft in 2002, down 3% from 2001. It is widely expected that this sector will continue to be soft until the Japanese economy improves and that awaits a resolution of their banking crisis, which is long overdue. On a brighter note, arrivals from the U.S. mainland have been relatively strong, up 3% from 2001. Other sectors of the economy were also relatively strong in 2002, including the military, construction, healthcare and real estate sectors, which have helped to offset the softness in tourism. Despite the weakness in the Japanese visitor market, Hawaii's gross state product was up 2% in 2002 and local economists are forecasting a 2% growth rate in 2003.

VISITOR ARRIVALS AND DOLLARS SPENT


(MIL)
($BIL)
12
10.3
8
6.4
4
0
93
96
99
02e
DOLLARS SPENT ($BIL)
DOMESTIC VISITORS (MIL)
INTERNATIONAL VISITORS (MIL)

e ESTIMATE

SOURCE: DBEDT

FEDERAL GOVERNMENT SPENDING IN HAWAII


($BIL)
12
10.1
8
4
0
93
96
99
02e

e ESTIMATE

SOURCE: DBEDT

For the longer term, some significant investments were underway in 2002, including the University of Hawaii's groundbreaking for a new $300 million medical school and research complex, the Outrigger Hotels' $300 million project to redevelop 7 acres of land in Waikiki and the Hilton Hawaiian Village's opening of the new Kalia Tower in Waikiki. Smart money is placing large bets on Hawaii's future.

CORPORATE GOVERNANCE

Given the bankruptcies and scandals surrounding many high profile public companies last year, Congress, the Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE) adopted many new rules and laws in the area of corporate governance. HEI has always been proud of its leadership in this area and has implemented many corporate governance programs considered to be best practices for public companies for some time. For example, we have had a formal evaluation of the chief executive officer

since 1991 and we have been formally evaluating director and board performance since 1995. In response to the new and proposed rules, in September our board adopted new corporate governance guidelines and new charters for the Audit, Compensation, Nominating & Corporate Governance and Executive Committees. In addition, we updated the Company's Code of Conduct and Insider Trading Policy. All of these documents are available on our website at www.hei.com. We are committed to be in full compliance with the Sarbanes-Oxley Act, the new SEC rules, and the NYSE guidelines for listed companies.

DIVIDEND

We know the importance of the dividend to both our individual and institutional investors. We are proud to have been paying a dividend for over 100 years and we intend to keep the current dividend of 62 cents per quarter in place for the foreseeable future.

OTHER

During the year, Robert F. Mougeot retired as financial vice president, treasurer and chief financial officer. We thank Bob for his many years of invaluable service and wish him and his wife, Thanh, an enjoyable retirement. Eric K. Yeaman joined HEI in January replacing Bob. His strong financial background will be an asset.

Joining the board in December was Dr. Shirley J. Daniel, professor of accounting at the University of Hawaii. Shirley brings to the board a distinguished academic career and extensive financial expertise.

I would like to extend my appreciation to the board and the board committees in particular for their hard work in revising the committee charters to meet the new corporate governance rules. This was a long and complicated process, but the result supports our commitment to the integrity of the Company and will be of benefit for years to come.

Finally, I'd like to thank the employees of all of our companies for their continued support and emphasis on serving our customers who, after all, are integral to our long-term success.

Robert F. Clarke

ROBERT F. CLARKE

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

FEBRUARY 12, 2003



ROBERT F. CLARKE

Mr. Clarke was born in Oakland, California and moved to Hawaii in 1973. He received his bachelor's degree in economics in 1965 and his master's degree in finance in 1966 from the University of California at Berkeley.

Mr. Clarke joined HEI in February 1987 as vice president of strategic planning and was in charge of implementing the Company's diversification strategy. Prior to joining HEI, Mr. Clarke served as senior vice president and chief financial officer of Alexander & Baldwin and as controller of Dillingham Corporation. Prior to moving to Hawaii, Mr. Clarke worked for the Ford Motor Company and for the Singer Company.

Mr. Clarke was named HEI group vice president–diversified companies in May of 1988. He was made a director of HEI in 1989. On January 1, 1991, Mr. Clarke became president and chief executive officer of HEI, and in September 1998, was named chairman.

Mr. Clarke is active in community affairs. He is the chairman of the advisory board for the College of Business Administration of the University of Hawaii at Manoa. He is also on the boards of Hawaii Pacific University, The Nature Conservancy of Hawaii and the Straub Hospital Foundation. In addition, Mr. Clarke is a past chair and a current member of the Hawaii Business Roundtable and a director of the Hawaii Partnership for a Competitive Economy. He is also a member of the Air Force Civilian Advisory Council.

In a time of volatility for the electric utility industry elsewhere, HEI's regulated utilities continue to provide the reassurance of reliability and service for its customers and stable performance for its investors.

HECO's strategic focus remains grounded in its traditional strengths of reliable service and close customer relationships. At the same time, it is investing in the future with initiatives to pursue a full range of energy choices to meet the changing needs of homes and businesses across the state.



SOLID FINANCIAL PERFORMANCE

HECO's net income grew by 2% in 2002. This growth was achieved despite the challenges of an economy still recovering from the events of September 11 and the adverse effects of turmoil in the stock market, which resulted in a $4 million decrease in net retirement benefit


[r e l i a b l e]

income compared with 2001. An increase in the total number of residential customers and an increase in their energy use helped fuel 2% kilowatthour sales growth, despite cooler weather. Generating unit efficiencies helped realize fuel savings. Financing costs also dropped due to lower short-term borrowings and lower interest rates.

RELIABILITY PROJECTS GET TOP PRIORITY

Reliable service for its customers remains HECO's fundamental priority.

On Oahu, HECO is closely examining alternatives to ensure the island's transmission system has the design and capacity to continue to achieve this reliability.

Efforts to place critical generation in service at the Keahole plant on the Big Island of Hawaii were once again put on hold when the state land board decision that allowed an extension of the construction period was overturned by the circuit court. HECO is appealing the ruling to the Hawaii State Supreme Court. At December 31, 2002, $82 million has been invested in this critical project, which is 85% complete.

RELIABILITY
HECO's Oahu utility continues to achieve top reliability for its customers. Reliability of HECO's generating units far exceeds the industry average, which includes mainland utilities backed up by the national grid.



HECO continues to expand the breadth of services to its customers.



ONLINE CUSTOMER ENERGY SURVEY
HECO customers can now get a personalized report of their household energy use by completing My Home Energy Check, HECO's new online energy survey.

Currently underway is long-term planning for an overhaul and interface of key operating systems on Oahu, including a new system operations center featuring a state-of-the-art energy management system. If approved by the Public Utilities Commission, the proposed facilities will be integrated with new customer information and outage management systems to ensure the most efficient deployment of generators and earlier and faster response to outages. In addition to more reliable and cost effective service for customers, the systems will also improve the ability to offer enhanced services such as time-of-use pricing, which offers lower rates for off-peak use.

Ensuring reliability requires major investment. HECO estimates that net capital expenditures will total $680 million over the next five years. The good news is that the strength of HECO's operations is expected to allow it to finance these costs with internal sources of funds.

ENERGY CHOICES PROVIDE OPPORTUNITIES FOR THE FUTURE

Traditional investments in reliability infrastructure are one dimension

of an overall integrated plan to ensure that Hawaii's future energy needs are met.

Equally important are greater investments in renewable energy and new power supply technologies such as distributed generation (DG). For the near-term, however, the greatest benefits can be achieved by heightened emphasis on energy efficiency and conservation.

As HECO moves into the 21st century, an array of energy options can help ensure reliable, affordable electricity while also fulfilling an important responsibility to mitigate environmental impacts and increase Hawaii's energy self-sufficiency.

To assure the highest levels of attention to these energy options, HECO created a new senior executive position devoted to this priority. In May 2002, Dr. Karl E. Stahlkopf joined HECO from the Electric Power Research Institute as the new senior vice president–energy solutions and chief technology officer.

ENERGY EFFICIENCY INITIATIVES PLAY KEY ROLE

When it comes to energy efficiency and conservation, HECO is a leader, sponsoring incentive programs that are among the largest in the country. Since it began offering these programs in 1996, HECO has paid out more than $15 million in incentive rebates to help make it more affordable for businesses to invest in efficient air conditioning, lighting, water heating, industrial motors, and other technologies. An estimated $18 million has also been paid since 1996 to help residential customers install money-saving and environmentally friendly solar water heaters.

HECO wants to build on these successful programs with additional programs aimed specifically at managing the demand for electricity during peak times. Reducing peak demand has the direct benefit of helping delay the need for new power generation. Shortly, HECO will seek regulatory approval of a residential direct load control program. This program would provide customers discounted electric rates in exchange for the utilities' ability to turn off their water heaters during potential power shortages. A similar incentive program for commercial customers is also in the works.



T. MICHAEL MAY

Mr. May was named president and chief executive officer of Hawaiian Electric Company, Inc. and to the HEI and HECO boards of directors in 1995. He is also chairman of the advisory boards of directors of Maui Electric Company, Limited and Hawaii Electric Light Company, Inc. He holds a bachelor's degree in industrial management with further training in industrial engineering from the University of Mississippi and a master's degree in finance from The College of William and Mary.

Prior to joining Hawaiian Electric Company, Inc. in 1992 as senior vice president, Mr. May founded Management Assets Group, a management consulting firm. From 1981 to 1989, he served as president and vice president of finance of the independent power production and industrial gas turbine manufacturing subsidiaries, respectively, of Caterpillar, Inc.

Mr. May serves on numerous community and professional boards, including the Boy Scouts Aloha Council, Academy of the Pacific, Blood Bank of Hawaii, Edison Electric Institute and the Electric Power Research Institute. He also co-chaired the 2002 Aloha United Way campaign with his wife, Carol Ai May.



Also coming up this year is a residential time-of-use pilot program. The program will test whether customers are willing to shift their heavy energy use, such as laundry, to off-peak hours to take advantage of more favorable off-peak electric rates.

RENEWABLE ENERGY COMMITMENT ADVANCES TO NEXT LEVEL

Complementing efforts to manage future demand for electricity, HECO recently stepped up its commitment to energy supply alternatives with the formation of a new renewable energy investment subsidiary. The goal of



ADVANCED SYSTEM CONTROLS
HECO's Big Island utility uses a state-of-the-art operations center, including an advanced energy management system and automated generator controls, to improve the efficiency of generators, saving on fuel and operating costs.

Delivering reliable electric

Hawaiian Electric Company is a fully integrated utility providing reliable power to Hawaii for over 110 years. HECO and its subsidiaries, Hawaii Electric Light Company and Maui Electric Company, provide electricity to 95% of the state's residents with no backup from any other system or grid.



utility services in Hawaii



COGENERATION ON MAUI

HECO's Maui utility is partnering with the Grand Wailea Resort to install and operate a combined heat and power system, which uses the waste heat from an onsite generator to heat water for the resort's swimming pools and guest laundry operations.

HECO OUTPERFORMS THE INDUSTRY IN DELIVERING RELIABLE SERVICE


EQUIVALENT FORCED
OUTAGE RATE (LOWER IS BETTER)
(%)
15
12.5
10
7.5
5
2.5
0
98
99
00
01
02*
HECO
INDUSTRY AVERAGE
* INDUSTRY AVERAGE NOT AVAILABLE
EQUIVALENT AVAILABLE
FACTOR (HIGHER IS BETTER)
(%)
95
92.5
90
87.5
85
82.5
80
98
99
00
01
02*

"Our task now is to continue to provide Hawaii with the highly reliable, environmentally responsible, reasonably priced electricity that is needed to sustain economic growth."

— *T. Michael May, President and Chief Executive Officer, HECO*



TECHNOLOGY IN THE FIELD

HECO crews use laptops in the field to update a computerized mapping system for distribution and subtransmission lines. The technology gives employees up-to-date inspection data and system maps.

Renewable Hawaii, Inc. is to increase renewable energy efforts set forth by the Hawaii State Legislature in 2001 by providing financing that will help bring more commercial renewable energy projects online. For 2002, renewable energy sources contributed 6.8% of electric sales compared with the first upcoming goal of 7% by December 2003.

To meet this goal, HECO must leverage a critical mass of resources through partnerships. A prime example is the plan for a Renewable Energy Park on Oahu. Partnering with the University of Hawaii School of Ocean, Earth Science & Technology's Hawaii Natural

Energy Institute (HNEI), the Office of Naval Research (ONR), and the U.S. Navy, HECO will help develop the future home of what could be at full build-out (two to three megawatts) the largest photovoltaic system in the state. The Renewable Energy Park will also provide the venue for testing an integrated system using photovoltaic energy to power a hydrogen fuel cell.

In another joint venture with HNEI, ONR, and UTC Fuel Cells, the Hawaii Fuel Cell Test Facility is soon to be up and running on HECO property. The testing can help in the development of fuel cells, eventually bringing down their cost and accelerating their use for commercial and military purposes.

DISTRIBUTED GENERATION PROVIDES ONSITE ENERGY OPTIONS

Rounding out the possibilities for supplying power are energy technologies such as DG. Cogeneration, also known as combined heat and power systems, is one form of DG, which uses the waste heat from an onsite generator for commercial or industrial heating and cooling purposes. Indeed, in a stand-alone island utility system, where higher energy costs are unavoidable, maximizing efficiency to get the most from every energy dollar is one valuable way for a local business to increase its competitiveness. HECO is evaluating this technology as a way to help meet growing demand for power. Partnering with HECO, the Grand Wailea Resort & Spa energized such a system in December, providing hot water for both laundry operations and its picturesque pools.

HECO: HERE FROM THE BEGINNING
The Iolani Palace of Hawaii's last king and queen was one of the first buildings in the world to have electricity.



Serving Hawaii for over a century, HECO and its employees are an integral part of the community they serve.



SUPERIOR CUSTOMER SERVICE
HECO's Oahu utility recorded its highest customer satisfaction ratings ever from both residential and commercial customers during 2002.

CUSTOMER FOCUS TRADITION THRIVES

The Grand Wailea project is one example of the close customer relationships HECO strives to cultivate. Individual account managers work with major customers to ensure they receive full-service technical expertise and a complete offering of energy solutions to meet their needs.

One recent initiative: HECO has asked the Public Utilities Commission for approval to offer an economic development rate, which would temporarily charge a lower rate for new load from major

customers' facilities. Such an option can contribute to both customer satisfaction and broader economic development goals for Hawaii.

HECO's nationally acclaimed solar water heating program also provides a way to enhance the relationship with its largest customer, the U.S. Department of Defense. This past summer at the Pentagon, the U.S. Secretary of the Army recognized the 25th Infantry in Hawaii and HECO with the Renewable Energy Award in part due to the completion of the nation's largest single solar water heating installation at the U.S. Army's 650-home Helemano housing project on Oahu.

HECO's Maui utility is using the solar water heating program to ensure customer satisfaction in another way. Partnering with Maui County, HECO's Maui utility launched the Maui Solar Roofs Initiative, which taps a county revolving fund to offer zero interest loans that make solar water heating more affordable for low-income families.

And all families can take control of their energy costs by logging onto HECO's new online energy survey, *My Home Energy Check,* at www.heco.com. Customers receive a customized report analyzing their household's energy use and specific tips for future savings.

HYDROGEN FUEL CELL TESTING
HECO is partnering with HNEI, ONR and UTC Fuel Cells to develop the Hawaii Fuel Cell Test Facility.



HECO is taking its energy leadership to the next level with investments in new technologies for tomorrow.



PHOTOVOLTAIC PARK
HECO, HNEI, ONR and the U.S. Navy are teaming to develop Hawaii's largest photovoltaic facility that will also integrate with a fuel cell system to demonstrate hydrogen production.

Once again HECO's concerted efforts to cultivate customer relationships have paid off in the most important way – with positive feedback from customers themselves. Satisfaction ratings from HECO's Oahu customers – both residential and commercial – again hit all-time highs during 2002!

COMMUNITY COMMITMENT DEMONSTRATES VALUES

As a responsible member of the communities it has served for over a century, HECO takes its community relationships and responsibilities seriously. In 2002, in a depressed post-September 11 economy, HECO president and chief executive officer, T. Michael May and his wife, Carol, took up the challenge to co-chair the island-wide Oahu Aloha United Way campaign. With tremendous employee and community support, the fundraising goal of $13 million was met.

The response was typical of the

community commitment employees demonstrate every day as a matter of course. On almost every weekend throughout the year, employee volunteers and their families are pitching in at community events somewhere. They are at HECO in Your Community fairs, sharing information about everything from electrical safety and energy conservation to renewable and other new energy technologies. They man beach cleanups and community work projects, give away free trees for Arbor Day, coordinate numerous company education programs, walk for the March of Dimes and lend a hand to countless other education and community service activities.

Simply put, nurturing relationships, whether with its community or its customers, is a fundamental part of how HECO does business every day.

To sum up, HEI's utilities continue to maintain their strength through an essential strategic direction: building on tradition and investing in innovation. Offering the stability of a vertically integrated utility, HECO is building on its tradition of customer relationships and reasonably priced reliable service by investing in technology and exploring a full range of options to meet the energy challenges of tomorrow.



INFRARED TESTING
HECO power plant engineers are using infrared testing devices to spot weaknesses in generating equipment so they can perform maintenance before major problems occur.

Hawaii's



EDUCATING THE NEXT GENERATION ON ENERGY CHOICES
Photovoltaic cars help young visitors to HECO's new renewable energy pavilion at the Bishop Museum learn about Hawaii's variety of energy choices for the future.

"Clearly, the only way to successfully address Hawaii's energy challenges will be to deploy a variety of advanced technologies wisely and quickly."

— *Karl E. Stahlkopf, Senior Vice President–Energy Solutions and Chief Technology Officer, HECO*

energy choices for the future

While HECO has had to rely significantly on traditional fuels such as oil and coal to ensure reliability for its stand-alone systems, it also has a strong record of using renewable energy from sources such as geothermal, biomass and wind. Managing the demand for electricity through the use of technologies such as energy-efficient chillers, lighting and motors has also played an important role. HECO is making investments to further develop this full range of energy choices to ensure Hawaii's future energy needs are met reliably, affordably, and with respect for the environment.


HAWAII'S ENERGY CHOICES
GEOTHERMAL
PETROLEUM
COAL
WIND
ENERGY-EFFICIENT TECHNOLOGIES
DISTRIBUTED GENERATION
BIOMASS
HYDRO
EMERGING TECHNOLOGIES
SOLAR THERMAL
SOLAR PHOTOVOLTAIC

American Savings Bank, Hawaii's third largest financial institution, made strong headway in 2002 in its strategic transformation from a traditional thrift to a full-service community bank. While remaining true to its heritage of superior customer service — its primary differentiator in Hawaii's retail and mortgage banking marketplace — American also made significant strides in the areas of business banking and commercial real estate. Its goal: to become the financial services provider that the people and businesses of Hawaii prefer.

Despite the uncertain economy and rapidly declining interest rates, 2002 was a very successful year for American, with earnings, loan production and return on assets all registering significant increases. It was the sixth straight year of double-digit growth in net income, which rose 16 percent, to $56 million. This growth is the result of two factors: excellent market conditions for banks and progress in American's strategic transformation to a full-service community bank.



[c o m m i t t e d]



MARKET CONDITIONS

Low short-term interest rates and a steeper yield curve increased American's interest rate spread in 2002, which helped boost earnings. Interest rates fell to its lowest point in four decades, spurring record loan production and refinancing, and volatility in the stock market helped drive an increase in core checking, savings and money market deposits, which are the bank's lowest-cost funds. In addition, the bank was able to lower its provision for loan losses as delinquencies declined to six-year lows. This was contrary to the expectation that delinquencies would rise after the September 11 terrorist attacks.

STRATEGIC TRANSFORMATION

American Savings Bank moved into high gear in 2002 in implementing a strategic plan it began developing in 2001. The essence of American's strategic transformation is to move from its traditional position as a thrift institution, focused on retail banking and residential mortgages, to a full-service bank that meets the unique needs of each of the communities it serves. To make the shift, American continued to aggressively build its Commercial Banking and Commercial Real Estate lines of business in 2002, hiring experienced business bankers and commercial real estate loan officers. The objective: to expand its business customer base and to grow and diversify the loan portfolio. As a result, American's commercial banking loan portfolio grew from $135 million in 2000 to $247 million in 2002. Its commercial real estate loan portfolio rose from $156 million in 2000 to $197 million in 2002.

This strategic shift includes additional products and services for consumers as well as businesses. American is the only Hawaii bank with selected branches that remain open until 8 p.m.

In September 2002, American launched its STAR initiative (Strategic & Tactical Alignment of Resources), in which four of its lines of business — Retail Banking, Mortgage Banking, Commercial Real Estate and Commercial Banking — began implementing changes to increase profitability and enhance customer service and American's value to HEI shareholders.

REBRANDING AMERICAN SAVINGS BANK

Kalo, or taro, has always been essential to the people of Hawaii as a symbol of growth, a source of nourishment, and a measure of wealth. As American's new logo, it represents our deep roots in Hawaii and our perpetual commitment to our communities.

Like kalo, American continues to grow and evolve to meet the diverse needs of the communities it serves.

AMERICAN Savings Bank


AMERICAN SAVINGS BANK

RETAIL BANKING

Today, American has 71 branches — Hawaii's second largest branch network — and more than 160 ATMs across the state. It continues to leverage this network to expand its reach in traditional retail markets and to attract more business customers.

Despite its rapid growth and move into commercial banking, American remains committed to being the bank of choice for the people of Hawaii, combining 21st century technology with old-fashioned customer service to provide a mix of premium products and services. These include credit and debit cards, a full range of personal and commercial loan products, insurance and investment services, and internet and telephone banking.

The results speak for themselves. In 2002, core deposits — American's least costly source of funds — grew 14 percent to $2.5 billion. At the end of 2002, average core deposits represented 64 percent of the bank's average deposit liabilities, up from 57 percent just two years earlier. This growth contributed to the growth of the bank's interest rate spread (the difference between the average yield on assets and the average cost of liabilities) to 3.24 percent, up from 3.17 percent in 2001.



CONSTANCE H. LAU

Born and raised in Honolulu, Hawaii, Ms. Lau joined the HEI companies in 1984, serving first as assistant corporate counsel and treasurer of Hawaiian Electric Company, Inc. and then as treasurer of HEI and financial vice president and chief financial officer of HEI Power Corp. In 1999, she became a director and senior vice president and chief operating officer of American Savings Bank, becoming president and chief executive officer and an HEI director in 2001. Prior to joining the HEI Companies, Ms. Lau practiced law in San Francisco, California. She has a bachelor of science degree from Yale College, a juris doctor degree from the University of California Hastings College of the Law and a master's degree in business administration from the Stanford Graduate School of Business.

In 2002, Ms. Lau was recognized as a Woman of Distinction in banking by the Girl Scout Council of Hawaii, and is a director of the Hawaii Bankers Association and the Hawaii Community Reinvestment Corporation. She is also a trustee of the Kamehameha Schools and Punahou School, and serves on the boards of the Consuelo Zobel Alger Foundation and the Maunalani Foundation.



COMMERCIAL BANKING AND COMMERCIAL REAL ESTATE

American's Commercial Banking line of business turned its focus in 2002 toward providing customized financial products and services to Hawaii's business community. The goal is to position its loan officers as trusted business advisors who can create the right banking solutions for individual customers.

These efforts have contributed to the bank's overall success. Noninterest bearing business deposits grew 67 percent, to $242 million in 2002. And American's commercial loan portfolio grew 25 percent to $247 million in 2002.

American's Commercial Banking also earned recognition from the U.S. Small Business Administration's Hawaii District Office (SBA). The bank won the SBA's Lender of the Year Award for banks with commercial loan portfolios totaling less than $1 billion, and two of American's business bankers won individual honors.

American's Commercial Real Estate line of business originated $66 million in new high-quality income property loans in 2002, which expanded its loan portfolio to $197 million. Like business loans, commercial real estate loans generally have higher yields and shorter terms than residential mortgage loans.

MORTGAGE BANKING

Residential mortgages constituted 78 percent of American Savings Bank's overall loan portfolio at December 31, 2002. While this was down from 84 percent as recently as 2000 due to growth in other lending areas, it is clear that mortgage lending will remain American's bread-and-butter lending program for some time to come.



WIMBERLY ALLISON TONG & GOO (WATG), *recognized in Hawaii and around the world for designing memorable resorts, banks with American.*

Transforming from a retail thrift

KAUAI



THIRD LARGEST HAWAII BANK

A total of 71 branches and 1,400 employees serve customers on five major islands with assets of over $6 billion.

OAHU



Operating historically as a thrift institution focused on residential borrowers and consumers, American Savings Bank is in the process of transforming into a full-service community bank serving Hawaii's residents and businesses.

AMERICAN
Savings Bank

o a full-service community bank

"By using new technology to provide our customers with old-fashioned service, American Savings Bank is growing into a full-service community bank, able to tailor our services to meet the needs of individual communities."

— *Constance H. Lau, President and Chief Executive Officer, American*


XCEL
XCEL

XCEL WETSUITS

Cutting edge designs and materials make XCEL one of the top wetsuit manufacturers. American's high-touch, high-tech approach perfectly fits this Hawaii-based company.


MOLOKAI
MAUI

EXTENSIVE BRANCH NETWORK

American has the second largest branch network in the state, with branches open in the evening, weekends and holidays. Funds are available 24 hours a day through a statewide network of more than 160 ATMs.

PEARLRIDGE EXPRESS BRANCH

Customers can bank by machine at the express branch at Pearlridge Center, or they can talk to a customer service representative. It's a perfect example of the American way of doing business: combining high-technology and old-fashioned customer service.


ATM


HAWAII

To ensure and enhance American's ability to compete as one of Hawaii's leading mortgage lenders, the Mortgage Banking line of business has invested heavily in new technology and processing improvements. Retail and wholesale customers alike will receive quicker approvals and closing dates. The improved technology will allow the bank to accommodate a higher volume of loans at lower cost. In addition, the Mortgage Banking line of business is building up correspondent banking relationships in the secondary mortgage markets, which allows the bank to offer better products at better prices more quickly, and builds American's

capability to generate mortgage banking income from secondary market sales in the future.

NEW CORPORATE IDENTITY

Parallel to American's STAR initiative to transform its lines of business, the bank also worked in 2002 to enhance its visibility as a full-service community bank, a fast-growing, top-tier financial institution, and a corporate leader in Hawaii. It took a major step in this direction late in the year, with the announcements of the planned move of its headquarters to the newly renamed, 30-story American Savings Bank Tower at the financial center of downtown Honolulu and the adoption of a new corporate logo, the kalo (taro), symbolizing American's commitment to the local community.

COMMUNITY INVOLVEMENT

American Savings Bank's close links to Hawaii's communities are closely tied to its success in the marketplace. Of the many examples of American's community involvement that could be cited, perhaps the most significant is Kids Voting Hawaii. As title sponsor since 1998, American has contributed over $400,000 and has volunteered countless employee hours in implementing this "parallel voting" project, a major civics exercise that helps children find out about issues and candidates, appreciate the right to vote, and develop an interest in democracy. American's extraordinary corporate citizenship earned the bank a major civic distinction in 2002, the Outstanding Organization Award presented by the YWCA of Oahu. The award honors American's commitment to equality in the advancement of women employees.

SUMMARY

American Savings Bank moves into 2003 well-capitalized with strong asset quality. With its large loyal customer base and strong reputation for convenience and customer service, American is ready to assume its role as the financial services provider Hawaii residents and businesses prefer.

MORTGAGE LENDING

Helping customers achieve their dream of home ownership with a residential mortgage is yet another way American Savings Bank is investing in healthy communities.



"We deliver premium products that enrich the lives of our customers, making American the financial services provider people prefer."

— *Craig Togami, Vice President–Marketing & Communications, American*



KIDS VOTING HAWAII

58,000 students statewide made their votes count in American's largest community program. Kids Voting Hawaii was the first in the nation to enable students to cast their ballots online.


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CHECK WITH
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CONDENSED CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31	2002	2001	2000
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)			
REVENUES			
Electric utility	$ 1,257,176	$ 1,289,304	$ 1,277,170
Bank	399,255	444,602	450,882
Other	(2,730)	(6,629)	4,259
	1,653,701	1,727,277	1,732,311
EXPENSES			
Electric utility	1,062,220	1,095,359	1,084,079
Bank	306,372	362,503	380,841
Other	18,676	13,242	9,858
	1,387,268	1,471,104	1,474,778
OPERATING INCOME (LOSS)			
Electric utility	194,956	193,945	193,091
Bank	92,883	82,099	70,041
Other	(21,406)	(19,871)	(5,599)
	266,433	256,173	257,533
Interest expense — other than bank	(72,292)	(78,726)	(77,298)
Other expenses, net	(12,232)	(11,544)	(9,740)
Income from continuing operations before income taxes	181,909	165,903	170,495
Income taxes	63,692	58,157	61,159
Income from continuing operations	118,217	107,746	109,336
Discontinued operations, net of income taxes	—	(24,041)	(63,592)
Net income	$ 118,217	$ 83,705	$ 45,744
Basic earnings (loss) per common share			
Continuing operations	$ 3.26	$ 3.19	$ 3.36
Discontinued operations	—	(0.71)	(1.95)
	$ 3.26	$ 2.48	$ 1.41
Diluted earnings (loss) per common share			
Continuing operations	$ 3.24	$ 3.18	$ 3.35
Discontinued operations	—	(0.71)	(1.95)
	$ 3.24	$ 2.47	$ 1.40
Dividends per common share	$ 2.48	$ 2.48	$ 2.48
Weighted-average number of common shares outstanding			
Basic	36,278	33,754	32,545
Diluted	36,477	33,942	32,687

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31	2002	2001	2000
(IN THOUSANDS)			
Stockholders' equity, January 1	$ 929,665	$ 839,059	$ 847,586
Net income	118,217	83,705	45,744
Other comprehensive income (loss)	36,225	(5,356)	89
Issuance of common stock, net	52,129	95,449	26,311
Common stock dividends	(89,936)	(83,192)	(80,671)
Stockholders' equity, December 31	$ 1,046,300	$ 929,665	$ 839,059

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE COMPLETE CONSOLIDATED FINANCIAL STATEMENTS PRESENTED IN APPENDIX A TO THE PROXY STATEMENT PREPARED FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 22, 2003.

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31 (IN THOUSANDS)	2002	2001
ASSETS		
Available-for-sale investment and mortgage-related securities	$ 2,744,650	$ 2,370,459
Held-to-maturity investment and mortgage-related securities	89,545	84,211
Loans receivable, net	2,993,989	2,857,622
Property, plant and equipment, net	2,079,325	2,067,503
Other	968,994	1,138,148
	$ 8,876,503	$ 8,517,943
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposit liabilities	$ 3,800,772	$ 3,679,586
Advances from Federal Home Loan Bank	1,176,252	1,032,752
Long-term debt	1,106,270	1,145,769
Other	1,512,503	1,495,765
	7,595,797	7,353,872
HEI- and HECO-obligated preferred securities of trust subsidiaries and other	234,406	234,406
Stockholders' equity	1,046,300	929,665
	$ 8,876,503	$ 8,517,943

SELECTED SEGMENT INFORMATION

DECEMBER 31 (IN THOUSANDS)	2002	2001
ASSETS		
Electric utility	$ 2,436,386	$ 2,389,738
Bank	6,328,606	6,011,448
Other	111,511	116,757
	$ 8,876,503	$ 8,517,943

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (IN THOUSANDS)	2002	2001	2000
Cash flows from operating activities			
Income from continuing operations	$ 118,217	$ 107,746	$ 109,336
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation of property, plant and equipment	115,597	110,425	108,608
Other, net	10,567	41,255	46,982
Net cash provided by operating activities	244,381	259,426	264,926
Net cash provided by (used in) investing activities	(601,272)	27,540	(249,224)
Net cash provided by (used in) financing activities	151,286	(96,572)	77,053
Net cash provided by (used in) discontinued operations	(697)	47,650	(77,371)
Net increase (decrease) in cash and equivalents	(206,302)	238,044	15,384
Cash and equivalents, January 1	450,827	212,783	197,399
Cash and equivalents, December 31	$ 244,525	$ 450,827	$ 212,783

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SELECTED SEGMENT INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE COMPLETE CONSOLIDATED FINANCIAL STATEMENTS PRESENTED IN APPENDIX A TO THE PROXY STATEMENT PREPARED FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 22, 2003.

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented herein); and in our report dated January 20, 2003, we expressed an unqualified opinion on those consolidated financial statements containing an explanatory paragraph that states that as discussed in note 1 of notes to consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets and for stock-based compensation.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Honolulu, Hawaii
January 20, 2003

HEI EXECUTIVE OFFICERS AND SUBSIDIARY PRESIDENTS

EXECUTIVE OFFICERS

ROBERT F. CLARKE, 60
Chairman, President and
Chief Executive Officer
(1987)

ERIC K. YEAMAN, 35
Financial Vice President,
Treasurer and Chief Financial Officer
(2003)

PETER C. LEWIS, 68
Vice President-Administration and
Corporate Secretary
(1968)

CHARLES F. WALL, 63
Vice President and
Corporate Information Officer
(1990)

ANDREW I.T. CHANG, 63
Vice President-Government Relations
(1985)

CURTIS Y. HARADA, 47
Controller
(1989)

SUBSIDIARY PRESIDENTS

T. MICHAEL MAY, 56
President and Chief Executive Officer
Hawaiian Electric Company, Inc.
(1992)

CONSTANCE H. LAU, 50
President and Chief Executive Officer
American Savings Bank, F.S.B.
(1984)

WARREN H. W. LEE, 55
Hawaii Electric Light Company, Inc.
(1972)

EDWARD L. REINHARDT, 50
Maui Electric Company, Limited
(1986)

YEAR DENOTES YEAR OF FIRST EMPLOYMENT BY HEI OR SUBSIDIARY

INFORMATION AS OF FEBRUARY 12, 2003

HEI DIRECTORS



DON E. CARROLL, 61 (2,3,4)
Chairman, Oceanic Cablevision
(1996)

Mr. Carroll holds a bachelor's degree in psychology from San Jose State University and a master of business administration degree from Harvard University Graduate School of Business. Mr. Carroll serves as president of the Hawaii Nature Center and on the boards of directors of the Boy Scouts Aloha Council, the American Red Cross (Hawaii Chapter) and The Nature Conservancy of Hawaii. He is also a director of Pacific Guardian Life Insurance Company and the Hawaii Cable Television Association.



SHIRLEY J. DANIEL, PH.D., 49 (2)*
Professor of Accountancy,
University of Hawaii-Manoa
(2002)

Dr. Daniel earned her bachelor's, master's and doctorate degrees in accounting from Oklahoma State University. She is a certified public accountant and past president of the Hawaii Society of Certified Public Accountants, as well as a member of the American Institute of Certified Public Accountants. She is a devoted advocate of higher education of Hawaii's youth, raising funds to support programs that help low-income youth prepare for and succeed in college.



VICTOR HAO LI, S.J.D., 61 (2)
Co-chairman, Asia Pacific
Consulting Group (1988)

Dr. Li came to the U.S. in 1947 from Hong Kong. He received a bachelor's in mathematics and a doctorate in jurisprudence from Columbia University. He also holds a master of law and doctor of juridical science degrees from Harvard Law School. Dr. Li is a lecturer on Chinese law, U.S.-China relations and trade with China at universities and civic organizations throughout the U.S. He is a member of the board of directors of the Japan-American Institute of Management Science.

ROBERT F. CLARKE, 60 (1)*
Chairman, President and
Chief Executive Officer
Hawaiian Electric Industries, Inc.
(1989)

T. MICHAEL MAY, 56 *
President and Chief Executive Officer
Hawaiian Electric Company, Inc.
(1995)

CONSTANCE H. LAU, 50 *
President and Chief Executive Officer
American Savings Bank, F.S.B.
(2001)

COMMITTEES OF THE BOARD OF DIRECTORS

(1) EXECUTIVE:
JEFFREY N. WATANABE, CHAIRMAN

(2) AUDIT:
BILL D. MILLS, CHAIRMAN

(3) COMPENSATION:
DIANE J. PLOTTS, CHAIRMAN

(4) NOMINATING & CORPORATE GOVERNANCE:
JEFFREY N. WATANABE, CHAIRMAN

YEAR DENOTES YEAR OF FIRST ELECTION TO THE BOARD OF DIRECTORS

*ALSO MEMBER OF ONE OR MORE SUBSIDIARY BOARDS

INFORMATION AS OF FEBRUARY 12, 2003



BILL D. MILLS, 51 (1,2,3,4)
Chairman, Bill Mills Investment Company (1988)

Mr. Mills graduated from the University of Richmond in Virginia. He founded Cal-Pac Construction, Inc. in Los Angeles. In 1986, he relocated to Hawaii as chairman of Oceanic Properties/Castle & Cooke Land. He has developed, acquired or invested in over $2 billion of real estate. Mr. Mills holds various directorships, including Grace Pacific Corporation, Iolani School, Hawaii Pacific University, Hawaii Community Foundation, Hawaii Public Television and The Nature Conservancy of Hawaii.



A. MAURICE MYERS, 62 (3,4)
Chairman, President and Chief Executive Officer, Waste Management, Inc. (1991)

Mr. Myers is credited for successfully restructuring companies such as Waste Management, Inc., Yellow Corporation and America West Airlines. Prior to joining America West in 1994, Mr. Myers was president and chief executive officer of Honolulu-based Aloha Air Group. He earned a bachelor's degree from California State University at Fullerton and a master of business administration degree from Long Beach State University.



DIANE J. PLOTTS, 67 (1,2,3)*
Business Advisor (1987)

Ms. Plotts received a bachelor of science degree in accounting from San Jose State University. She is currently a trustee of the Kamehameha Schools and serves on the Mary Charles & Associates advisory board. Ms. Plotts was the first woman member of the Young Presidents Organization (YPO) International Board of Directors and committee member for three International YPO Universities.



JAMES K. SCOTT, ED.D., 51 (2,4)*
President, Punahou School (1995)

Dr. Scott earned a bachelor's degree in political science from Stanford University, a master's degree in private school leadership from the University of San Francisco, and master's and doctor of education degrees from Harvard University. He is a trustee of the College Board and the Blood Bank of Hawaii. Dr. Scott also serves as a director of the Hawaii Association of Independent Schools, Hawaii Public Television and the Secondary School Admission Test Board.



OSWALD K. STENDER, 71 (3,4)
Real Estate Consultant (1993)

Mr. Stender earned a bachelor of science in business administration from the University of Hawaii. He is a trustee of the Office of Hawaiian Affairs and also serves on the boards of Hawaii Tax Free Trust, Cash Assets Trust, Pacific Capital Funds and Grace Pacific. Mr. Stender serves on many not-for-profit boards, including the East-West Center Foundation, the Pacific Health Research Institute, Friends of Iolani Palace, Pacific Gateway Center and Hawaii Community Reinvestment Corporation.



KELVIN H. TAKETA, 48 (2,3)
President and Chief Executive Officer, Hawaii Community Foundation (1993)

Mr. Taketa graduated from Colorado College and Hastings College of Law. Under his direction, Hawaii Community Foundation has become a leader in philanthropy, providing charitable services to donors and strategic grant making to support nonprofit agencies. He serves on several business and nonprofit agency boards, including Hawaii Pacific University, Hawaii Visitors and Convention Bureau, Hookupu Fund and Civic Ventures.



JEFFREY N. WATANABE, 60 (1,4)*
Managing Partner, Watanabe Ing Kawashima & Komeiji LLP (1987)

Mr. Watanabe graduated with a bachelor's degree from the University of California at Berkeley and a juris doctor degree from the George Washington University Law Center. Prior to becoming a managing partner, he was a deputy attorney general with the State of Hawaii. Mr. Watanabe is chairman of the Sesame Workshop board of trustees and the Consuelo Zobel Alger Foundation and serves on the board of governors of The Nature Conservancy (national and Hawaii boards).

COMMITTEES OF THE BOARD OF DIRECTORS

(1) EXECUTIVE:
JEFFREY N. WATANABE, CHAIRMAN

(2) AUDIT:
BILL D. MILLS, CHAIRMAN

(3) COMPENSATION:
DIANE J. PLOTTS, CHAIRMAN

(4) NOMINATING & CORPORATE GOVERNANCE:
JEFFREY N. WATANABE, CHAIRMAN

YEAR DENOTES YEAR OF FIRST ELECTION TO THE BOARD OF DIRECTORS

*ALSO MEMBER OF ONE OR MORE SUBSIDIARY BOARDS

INFORMATION AS OF FEBRUARY 12, 2003



GLADYS C. BAISA, 62
Executive Director, Maui Economic Opportunity, Inc. – Maui Electric Company, Limited* (1995)

Ms. Baisa attended the St. Francis Hospital, School of Nursing and received a practical nurses license. She also attended Maui Technical School's accounting program. In 1998, she received the T.S. Shinn Award for outstanding community service and business leadership. She is currently a member of the State Workforce Investment Council, Community Advisory of Hawaiian Tug & Barge/Young Brothers and Maui Chamber of Commerce Board.



JORGE G. CAMARA, M.D., 52
Ophthalmologist, Camara Eye Clinic – American Savings Bank, F.S.B. (1990)

Dr. Camara received his doctorate degree from the University of the Philippines and his ophthalmology training at Baylor College of Medicine. He is an associate professor at the University of Hawaii and serves on the board of the Aloha Medical Mission. In 2001, he was named Physician of the Year by the Hawaii Medical Association. He is chairman of Hawaii Ophthalmological Society's committee for the medically underserved.



KENTON T. ELDRIDGE, 59
Retired Regional President, Taiwan Duty Free Shoppers – American Savings Bank, F.S.B. (2000)

Mr. Eldridge received a bachelor's and master's in history and a master of business administration in marketing from the University of New Hampshire. He also completed Officers' Candidate School and served in the U.S. Army in Europe and Vietnam. Prior to retirement, he had a long, distinguished career in retailing. He serves on the boards of directors for Assets School, Broadband iTV, HiBeam and The Nature Conservancy of Hawaii.



RICHARD W. GUSHMAN, II, 56
Trustee, Estate of James Campbell – American Savings Bank, F.S.B. (2002)

Mr. Gushman attended Ohio Wesleyan University. He is the managing partner of Summit Financial Resources, a Salt Lake City, Utah-based financial services company. Mr. Gushman is also a director of the Oceanic Cablevision advisory board, the Outrigger Hotels, Servco Pacific Inc., Hawaii Pacific University and The Boys and Girls Club of Honolulu.



CAROL R. IGNACIO, 58
Executive Director, Office for Social Ministry – Hawaii Electric Light Company, Inc.* (2001)

As executive director for the Office of Social Ministry of the Diocese of Honolulu, Ms. Ignacio oversees programs throughout the state, which are designed to meet the needs of the less fortunate in Hawaii. She has been with the Diocese for the past 17 years. Previously, Ms. Ignacio managed programs for the elderly on the Big Island of Hawaii.



LOUISE K.Y. ING, 50
Partner, Alston Hunt Floyd & Ing – American Savings Bank, F.S.B. (1994)

Ms. Ing is a graduate of Boalt Hall School of Law at the University of California at Berkeley. She is also a magna cum laude graduate of Yale University, where she majored in American Studies. Ms. Ing serves on the boards of Aloha Airlines, Island Holdings, Assets School and Sutter Health Pacific, dba Kahi Mohala Hospital.

YEAR DENOTES YEAR OF FIRST ELECTION TO THE BOARD OF DIRECTORS OR ADVISORY BOARD. ADVISORY BOARDS WERE FORMED IN 2001.

* ADVISORY BOARD MEMBER

INFORMATION AS OF FEBRUARY 12, 2003



BERT A. KOBAYASHI, 58

Chairman, Kobayashi Development Group LLC – American Savings Bank, F.S.B. (2002)

Mr. Kobayashi has 38 years of construction experience, including 33 years as a developer. He majored in business administration at Kapiolani Community College. In 2002, he was named Business Leader of the Year by the Pacific Business News magazine. He is chairman of the University of Hawaii Board of Regents. He supports various organizations, including the Hawaii Nature Center and the Chamber of Commerce.



BOYD P. MOSSMAN, 59

Mediator/Arbitrator, Judicial Services Hawaii – Maui Electric Company, Limited* (2002)

Judge Mossman graduated from the U.S. Air Force Academy and George Washington School of Law. He served as prosecuting attorney for Maui County, and district court judge before retiring as a circuit court judge. He is a trustee from Maui of the Office of Hawaiian Affairs, president of Kamehameha Schools Alumni Association-Maui, director of the Boy Scout Council on Maui and vice-chair of the Polynesian Cultural Center board of directors.



BARRY K. TANIGUCHI, 55

President and Chief Executive Officer, KTA Super Stores – Hawaii Electric Light Company, Inc.* (1997); Hawaiian Electric Company, Inc. (2001); American Savings Bank, F.S.B. (2002)

Mr. Taniguchi earned his bachelor of business administration degree from the University of Hawaii and is a certified public accountant. He serves on the boards of the Better Business Bureau, the Hawaii Island Japanese Chamber of Commerce and the Hawaii Island Economic Development Board. He supports various nonprofit organizations on the Big Island.



B. MARTIN LUNA, 64

Maui Managing Partner, Carlsmith Ball LLP – Maui Electric Company, Limited* (1978)

Mr. Luna holds bachelor's and master's degrees from Emory University in Georgia. He also earned a juris doctor degree with honors from George Washington University Law Center. Mr. Luna served as an officer in the U.S. Air Force Strategic Air Command, Intelligence Branch, 8th Air Force in Massachusetts. He is a member of the Maui Chamber of Commerce and the Hawaii Health Systems Corporation.



THOMAS P. WHITTEMORE, 54

Trustee, Parker Ranch Foundation Trust – Hawaii Electric Light Company, Inc.* (2001)

Mr. Whittemore received a bachelor's degree in business administration from the University of the Pacific. He is chairman of Natural Energy Laboratory Hawaii and the Hawaii Leeward Planning Conference. Mr. Whittemore is a member of the Urban Land Institute and Hawaii Island Economic Development Board. He also serves as a governor of the Hawaii Community Foundation.



ANNE M. TAKABUKI, 46

Vice President/Secretary and General Counsel, Wailea Golf Resort, Inc. – Maui Electric Company, Limited* (1993); Hawaiian Electric Company, Inc. (1997)

Ms. Takabuki received a bachelor of business administration degree from the University of Hawaii and a juris doctor degree from the William S. Richardson School of Law. From 1988 to 1991, she was the managing director for the County of Maui. Ms. Takabuki serves as a director of the Kapiolani Medical Foundation and Wailea Community Association.



DONALD K. YAMADA, 71

President, Yamada Diversified Corporation – Hawaii Electric Light Company, Inc.* (1985)

Mr. Yamada attended the University of Redlands where he majored in business administration. He was a founding member of the Hawaii Island Economic Development Board and continues to be a member. Mr. Yamada is an active member of the business community. He heads the business begun by his father in 1925.

YEAR DENOTES YEAR OF FIRST ELECTION TO THE BOARD OF DIRECTORS OR ADVISORY BOARD. ADVISORY BOARDS WERE FORMED IN 2001.

* ADVISORY BOARD MEMBER

INFORMATION AS OF FEBRUARY 12, 2003

CORPORATE HEADQUARTERS
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813
Telephone: 808-543-5662
Facsimile: 808-543-7966

P. O. Box 730
Honolulu, Hawaii 96808-0730

NEW YORK STOCK EXCHANGE
Common stock symbol: HE
Trust preferred securities symbols: HEPrS (HEI), HEPrQ and HEPrT (HECO)

SHAREHOLDER SERVICES
P. O. Box 730
Honolulu, Hawaii 96808-0730
Telephone: 808-532-5841
Facsimile: 808-532-5868
E-mail: invest@hei.com
Office hours: 7:30 a.m. to 4:00 p.m. Hawaii standard time

Correspondence about common stock and utility preferred stock ownership, dividend payments, transfer requirements, changes of address, lost stock certificates, duplicate mailings and account status may be directed to Shareholder Services.

After March 31, 2003, a copy of the Form 10-K annual report for 2002 for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc., including financial statements and schedules, may be obtained from HEI upon written request without charge from Shareholder Services at the above address or through HEI's website.

WEBSITE
Internet users can access information about HEI and its subsidiaries at http://www.hei.com.

COMPANY NEWS ON CALL
1-888-943-4329 (9HEIFAX)
Our toll free, automated voice response system allows shareholders to listen to recorded dividend and earnings information, news releases, stock quotes and the answers to frequently asked stockholder questions, or to request faxed or mailed copies of various documents.

DIVIDENDS AND DISTRIBUTIONS
Common stock quarterly dividends are customarily paid on or about the 10th of March, June, September and December to stockholders of record on or about the 10th of February, May, August and November.

Quarterly distributions on trust preferred securities are paid by Hawaiian Electric Industries Capital Trust I and HECO Capital Trusts I and II on or about March 31, June 30, September 30 and December 31 to holders of record on the business day before the distribution is paid.

Utility company preferred stock quarterly dividends are paid on the 15th of January, April, July and October to preferred stockholders of record on the 5th of these months.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Any individual of legal age or any entity may buy HEI common stock at market prices directly from the Company. The minimum initial investment is $250. Additional optional cash investments may be as small as $25. The annual maximum investment is $120,000. After your account is open, you may reinvest all of your dividends to purchase additional shares, or elect to receive some or all of your dividends in cash. You may instruct the Company to electronically debit a regular amount from a checking or savings account. The Company also can deposit dividends automatically to your checking or savings account. A prospectus describing the plan may be obtained through HEI's website or by contacting Shareholder Services.

ANNUAL MEETING
Tuesday, April 22, 2003, 9:30 a.m.
American Savings Bank Tower
1001 Bishop Street
8th Floor, Room 805
Honolulu, Hawaii 96813

Please direct inquiries to:
Peter C. Lewis
Vice President-Administration and Corporate Secretary
Telephone: 808-543-7900
Facsimile: 808-543-7523

INDEPENDENT AUDITORS
KPMG LLP
Pauahi Tower
1001 Bishop Street – Suite 2100
Honolulu, Hawaii 96813
Telephone: 808-531-7286

INSTITUTIONAL INVESTOR AND SECURITIES ANALYST INQUIRIES
Please direct inquiries to:
Suzy P. Hollinger
Manager, Investor Relations
Telephone: 808-543-7385
Facsimile: 808-543-7966
E-mail: shollinger@hei.com

TRANSFER AGENTS
Common stock and utility company preferred stock:
Shareholder Services

Common stock only:
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
Telephone: 212-509-4000
Facsimile: 212-509-5150

Trust preferred securities:
Contact your investment broker for information on transfer procedures.

HAWAIIAN ELECTRIC INDUSTRIES, INC.